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November 19, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Mr. Jonathan Groff

Re:	Nexstar Broadcasting Group, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-184743
Filed November 5, 2012

Nexstar Broadcasting, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-184743-01
Filed November 5, 2012

Dear Messrs. Spirgel and Groff:

This letter is being furnished on behalf of Nexstar Broadcasting Group, Inc. (“NBGI”) and Nexstar Broadcasting, Inc. (“NBI” and, together with NBGI, the “Registrants”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 14, 2012 to Thomas E. Carter, Chief Financial Officer of NBGI, with respect to the Registration Statement on Form S-3 (File Nos. 333-184743 and 333-184743-01) (the “Registration Statement”) filed with the Commission by the Registrants on November 5, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

In addition, on behalf of the Registrants, we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect the Registrants’ responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

General

1.	Please tell us how Nexstar Broadcasting, Inc. is eligible to register its debt securities and guarantees of your debt securities on Form S-3 under the conditions described in the registration statements. Specifically address the fact that your and Nexstar Broadcasting, Inc’s debt securities may be convertible into other securities.

Response: The Registrants respectfully advise the Staff that they are relying on Instruction I.C.3 and I.C.4 of the General Instructions to Form S-3 to register the debt securities of NBI and the guarantees of debt securities of NBGI. Based upon the Staff’s comment, the Registrants have revised the Registration Statement to remove inadvertent references to convertible debt securities of the Registrants.

Prospectus Cover Page

2.	Please explain the language “one or more other entities” in addition to Nexstar Broadcasting, Inc. may guarantee some or all of your debt securities. We note that no other entities are listed in the registration statements.

Response: The Registrants have included the language “one or more other entities” to capture the concept of, for example, any future wholly-owned domestic subsidiary of NBGI or any other entity that agrees to guarantee some of all of the debt instruments of NBGI that may be added by post-effective amendment to the Registration Statement.

Incorporation Of Certain Information By Reference

3.	Update your registration statements to account for your reports filed after the filing of the registration statements, but before their effectiveness. Refer to Question 118.04 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response: Based upon the Staff’s comment, the Registrants have revised the disclosure on page iii of the Registration Statement to account for reports filed after the initial filing of the Registration Statement, but before effectiveness of the Registration Statement, in accordance with Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

*        *        *         *

U.S. Securities and Exchange Commission

Division of Corporation Finance

Please note that the Registrants will furnish a letter at the time they request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4844 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Jason K. Zachary
KIRKLAND & ELLIS LLP

Cc:	Thomas E. Carter, Chief Financial Officer

Nexstar Broadcasting Group, Inc.